

GRIND
SHARE
EMPOWERING FILMMAKERS
WORLDWIDE

INVEST IN **SHARE**

Connecting filmmakers worldwide to collaborate and profit share in the projects they create

thesharePlatform.com Los Angeles, CA









Highlights

1. We've secured strategic partnerships with leading entertainers.

2. Filmmakers can kickstart their careers from anywhere in the world and connect with fellow creatives

3 Our groundbreaking AI marketing tool helps filmmakers get the most exposure for their projects

4 Filmmakers can use our back-end points calculator to distribute equity in their projects

5 SHARE guarantees distribution on our YouTube Channel for filmmakers to monetize their work

6 Our "Community Greenlight" initiative funds filmmakers' projects submitted on our platform.

7 SHARE ensures everyone involved in a project benefits from equity profit sharing.

Featured Investor



Shawn Janifer
Invested $10,000 ⓘ

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Syndicate Lead
shawnjanifer.com

"I'm excited to be the lead investor for SHARE on WeFunder. After spending almost 20 years in the entertainment industry, I've seen firsthand how tough it is for filmmakers to get the support they need. The current financial structure just isn't sustainable. When I came across SHARE, I wasn't just impressed—I was truly inspired by their mission to shake things up. I believed in their vision so much that I invested in the friends and family round, and I've been more than happy to open up my network to help connect filmmakers with this game-changing platform."

Our Team



Erin Norman CEO



Erin brings a unique blend of creative vision and strategic acumen to the film industry. With experience working with A-list actors Jamie Foxx and Aaron Taylor Johnson, she has written and produced films featured on AppleTV, Peacock, and Film Festivals.



Leonardo León Chief Creative Officer

Leonardo has over 18 years of experience in the film industry. As both a director and film editor, he has worked on films that are on Amazon, Tubi, and Peacock. Leo brings a unique blend of creativity and leadership to every project.



Rachel Hearn Chief Operating Officer

Rachel has a proven track record with startups in the Banking Cybersecurity space. She drove growth and profitability, leading the companies to secure funding and sale. She will streamline operations and optimize our growth.



Patrick Caligiuri Chief Entertainment Officer

Executive Producer, Storyteller and Content Creator



Dave Brown Advisor

Dave Brown, a respected entertainment industry figure, moved to Hollywood after earning his BA Morehouse College in 1992. Introduced by friend Morris Chestnut, he thrived in entertainment. Through his experience he loves Connecting individuals.



Jabari Hearn Marketing Advisor

With over 25 years of experience as a Chief Marketing Officer and VP of Marketing at Nike, Google, Lyft, and AKQA, Jabari will provide insightful marketing advice and support.

Pitch


SHARE
CONNECT. CREATE. COLLECT

SHARE connects filmmakers worldwide to collaborate and earn money from their work.

We believe that everyone who helps make a project successful should get a share of its profits. What makes SHARE unique is our promise to support filmmakers by reinvesting in their projects as our platform grows.


SHARE
THE PROBLEM
WRITERS GUILD ON STRIKE!
NETFLIX
WRITERS GUILD OF AMERICA ON STRIKE!

- **Unequal Pay**: Filmmakers struggle with unfair compensation.
- **Networking**: Difficulty finding centralized platforms to connect and collaborate.
- **Job Accessibility**: Limited opportunities to break into the industry.

- **Funding**: Challenges in securing financing without studio backing.
- **Distribution & Marketing**: Hard to compete with major studios for distribution and visibility.


Tom Hanks Exposes the Broken System of Holly...
Watch later
Share
"TheFilm Industry is BROKEN"
TOM HANKS
Watch on YouTube


SHARE
THE SOLUTION

- **Global Collaboration:** Our latest technology enables filmmakers to connect and create from anywhere in the world.
- **Community Greenlight**: We are committed to funding projects voted on by the film community as the platform grows.
- **Fair Profit Sharing**: Ensuring all contributors to a project share in

- **Fair Profit Sharing:** Ensuring all contributors to a project share in the profits.

- **Diverse Monetization:** Revenue options through crowdfunding, product placements, and content sales.

- **Efficient Production:** AI tools streamline filmmaking, from editing to sound design.

- **Creative Control:** Filmmakers retain creative freedom with legal support for contracts, rights, and royalties.



SHARE connects filmmakers globally to showcase their talents, collaborate, and share in the revenue from their content.

PRODUCT OVERVIEW:

Profit Sharing: SHARE offers profit-sharing on all projects, allowing filmmakers to monetize their work and share revenue with their team.

Global Exposure: Our YouTube channel ensures worldwide visibility for filmmakers and musicians, boosting project profitability.

Ownership and Revenue: Creators retain 100% ownership of their content with a fair revenue-sharing model.

Marketing and Support: Utilize our AI marketing tool for enhanced visibility and engagement, with 24/7 support and networking opportunities.

Advanced Tools: Benefit from AI-driven tools for product placement, crowdfunding, and editing to streamline production and create new revenue streams.


SHARE
SHARE with your Love Ones

Upon completion of a project, filmmakers can seek distribution deals with theaters, networks, or streaming platforms. If no deal is secured, we guarantee their project will be added to our SHARE YouTube channel for monetization.

Filmmakers can then share links with friends and family to promote their work.


Market Size
SHARE
As of 2024
$70B
Annual Independent Film Revenue
200M+
Content Creators Worlwide
$27.3B
Movie & Video Productions Worldwide

In 2024, the global film industry is worth over **$270 billion**, driven by box office sales, home entertainment, and digital streaming.

Growth is fueled by streaming platforms, higher box office receipts, and

advancements in technology, making it a lucrative field for filmmakers and investors.


SHARE
COMMUNITY
GREENLIGHT

SHARE's Community Greenlight initiative invests in projects submitted by users. Unlike traditional studios, we let filmmakers and users vote on which projects get funded, ensuring that the most compelling stories get support.


7 Strategies
for Formulating Significant Growth
1
Exceptional User Experience
2
User Acquisition and Engagement
3
Partnerships and Alliances
4
Community Building
5
Content Marketing
6
Referral and Affiliate Programs
7
Customer Support and Feedback Loop

BUSINESS MODEL

1. Subscription Revenue

Filmmaker Subscriptions: Independent filmmakers subscribe to participate in profit sharing and access a suite of tools and services, including AI-powered product placement, editing, marketing services, and more.

2. Transactional Revenue

Content Sales: SHARE takes 5% of each indie film sale, including viewer sales and commercial licensing. For deals brokered by SHARE, we take a 10% cut; for deals brokered by the creator, we take only 5%. This ensures filmmakers retain most of their profits while benefiting from SHARE's platform and services.

Marketing Services: SHARE monetizes the "Market Me" service separately, providing promotional services for an additional fee.

3. Advertising Revenue

Product Placement: Revenue is generated from brands interested in product placement opportunities within films. This revenue is shared with the filmmakers.

Platform Advertising: Traditional banner ads or video ads are served on the platform, creating additional revenue. These are shown to non-subscription viewers.

4. Premium Partnerships:

Partnerships are established with production companies and other industry entities who share content, conduct test screenings, or leverage SHARE's tools and services. Revenue models include subscription fees, revenue sharing, and flat fee agreements.

Business Model
Pricing Plan




Basic Plan
$0/ Month
Profile Creation
Streaming Service Access
Feature Profile
Upload 1 Project
Search and View Profiles
Three FREE connections with other SHARE members
Basic Support
Access to Industry Events
Guidance from Industry Professionals
Unlimited Submissions for Projects
Profit Share
Market Me AI
Pro Plan
$9.99 / Monthly
Profile Creation
Streaming Service Access
Feature Profile
Upload 1 Project
Search and View Profiles
Three FREE connections with other SHARE members
Basic Support
Access to Industry Events
Guidance from Industry Professionals
Unlimited Submissions for Projects
Profit Share
Market Me AI
Premium Plan
$19.99 / Monthly
Profile Creation
Streaming Service Access
Feature Profile
Upload 1 Project
Search and View Profiles
Three FREE connections with other SHARE members
Basic Support
Access to Industry Events
Guidance from Industry Professionals
Unlimited Submissions for Projects
Profit Share
Market Me AI

Filmmakers can join SHARE for free and upgrade to a pro subscription for under ten dollars to participate in profit sharing. Our commitment to affordability enables more filmmakers to access essential tools and resources, fostering a vibrant and collaborative community.

Investing in SHARE offers a chance to be part of a tech startup poised to revolutionize the film industry. It provides financial growth opportunities by supporting creators, encouraging collaboration, and innovating film production and distribution.


Financial Projections
SHARE
Current Valuation of Comparison Platforms
PATREON
$4B
Subscription-based platform for Creatives and Fans
(*0.004% Equity = $160,000)
NETFLIX
$272B
Subscription-based Streaming Service
(*0.004% Equity = $10,880,000)
LinkedIn
$29B
Professional Networking Platform
(*0.004% Equity = $1,160,000)
A small investment in SHARE could be a huge investment for you!

Future projections are not guaranteed. There is no guaranteed we will have a comparable valuation.

Entertainment platforms like Mandy Network, IMDB, and Patreon are valued in the billions. Investing in SHARE offers similar profit potential,

giving investors a stake in a promising startup and supporting the
creative community.